January 21, 2020

Jesus Malave, Jr.
Chief Financial Officer
L3HARRIS TECHNOLOGIES, INC.
1025 West NASA Boulevard
Melbourne, Florida 32919

       Re: L3HARRIS TECHNOLOGIES, INC.
           Form 10-K for the Fiscal Year ended June 28, 2019
           Form 8-K furnished October 30, 2019
           File No. 001-03863

Dear Mr. Malave, Jr.:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K furnished October 30, 2019

Exhibit 99.1, page 1

1. We note your presentation of "combined" results and your disclosure that such information is not prepared in accordance with Article 11 of Regulation S-X. In this regard, it is unclear why you believe that the supplemental unaudited combined financial information is meaningful to an investor, considering that it excludes pro forma adjustments calculated under Article 11 of Regulation S-X. It also appears the presentation could be confusing to an investor. In this regard, please tell us how the supplemental unaudited combined financial information compares to amounts calculated in accordance with Article 11 of Regulation S-X.
2. We note your disclosure that the supplemental unaudited combined financial information does not give effect to the L3Harris merger under the acquisition method of accounting in accordance with ASC 805. Considering that the information does not give effect to ASC
      805, it appears that the resulting non GAAP measures substitute individually tailored
 Jesus Malave, Jr.
L3HARRIS TECHNOLOGIES, INC.
January 21, 2020
Page 2
         measurement methods for those of GAAP and could violate Rule 100(b) of Regulation G.
         Please tell us how you considered Question 100.04 of the SEC Staff's Compliance
         & Disclosure Interpretations last updated April 4, 2018.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameJesus Malave, Jr.                       Sincerely,
Comapany NameL3HARRIS TECHNOLOGIES, INC.
                                                          Division of
Corporation Finance
January 21, 2020 Page 2                                   Office of
Manufacturing
FirstName LastName